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                           June 24, 2024

       Qiwei Miao
       Chief Executive Officer
       EShallGo Inc.
       12F Block 16, No.1000 Jinhai Road
       Pudong New District, Shanghai, China 201206

                                                        Re: EShallGo Inc.
                                                            Amendment No. 10 to
Registration Statement on Form F-1
                                                            Filed June 10, 2024
                                                            File No. 333-271478

       Dear Qiwei Miao:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 31, 2024 letter.

       Amendment No. 10 to Registration Statement on Form F-1 Filed June 10,
2024

       Director and Executive Compensation
       Director Compensation - Fiscal Years 2023 and 2022, page 166

   1. We note your revised disclosure in response to comment 2. Please also update your director compensation
for the most recent fiscal year ended March 31, 2024.
              Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services